Effective March 31, 2017 the Registrant established
Class T shares of the Loomis Sayles Dividend
Income Fund, Loomis Sayles Global Growth Fund,
Loomis Sayles Senior Floating Rate and Fixed
Income Fund and Vaughan Nelson Select Fund.

Exhibit 77I(i)